Exhibit 99.1

Aurinia Pharmaceuticals to Initiate an Open Label Clinical Study to Investigate the Impact of Voclosporin on Lupus Nephritis Biomarkers

VICTORIA, British Columbia--(BUSINESS WIRE)--February 9, 2015--Aurinia Pharmaceuticals Inc. (the “Company”) (NASDAQ:AUPH) (TSX:AUP) today announced that it will initiate an open label, exploratory study to assess the short term predictors of response using voclosporin in combination with mycophenolate mofetil in patients with active lupus nephritis. AURION (Aurinia early Urinary protein Reduction Predicts Response) will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks. The Company expects to complete patient enrolment of this small pilot study by the 3rd quarter of this year.

The Company expects that this study will act in support of its ongoing lupus nephritis clinical program. This study should provide the lupus community with a more clear understanding of voclosporin’s time to onset of action and clinical outcomes.

In the Aspreva Lupus Management Study (ALMS), one of the largest registration quality studies ever completed that investigated the treatment of lupus nephritis, certain biomarkers after 8 weeks were extremely predictive of 24 week response rates. “We believe the AURION study has the potential to provide validation for these early biomarkers and provide valuable tools to clinicians who are managing patients with this debilitating disease,” said Dr. Neil Solomons, MD, Chief Medical Officer of Aurinia Pharmaceuticals Inc. and co-author of ALMS.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

About ALMS:

The Aspreva Lupus Management Study (ALMS) incorporated a six month induction phase comparing mycophenolate mofetil (MMF) to Cyclosphosphamide, and this data was published in the Journal of the American Society of Nephrology in 2009. Following the ALMS induction phase a three year maintenance period was studied comparing MMF and Azathioprine, and this data was published in the New England Journal of Medicine in 2011.

CONTACT:
Aurinia Pharmaceuticals Inc.
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com